

October 1 2010

Kristian Andresen, President
Respect Your Universe, Inc.
6533 Octave Avenue
Las Vegas, NV 89139

> Re: **Respect Your Universe, Inc.**
> **Amendment No. 3 for Registration Statement on Form S-1**
> **File No.: 333-166171**
> **Filed on September 17, 2010**

Dear Mr. Andresen:

We have reviewed your amendment and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your consulting agreement with Exit 21 grants them much of the responsibility over the operations of your Company. Please revise the appropriate places in your registration statement to clarify what functions are to be performed by your management and what functions and activities will be performed by Exit 21. Also, please clarify how your management will provide oversight or operational controls over the activities of Exit 21, including expenditures.

Prospectus Summary, page 1

2. Please clarify the amounts and timing of the funding you will need for your various phases of your business plan. We note on page 1 you indicate that you need $1.5 million for your Fall 2011 line, but on page 48 you indicate that you need $1.5 million in 2010 and an additional $3 million in 2011. Similarly, on page six, you indicate you require at least $3.5 million for 2011 and 2012, but on page 48 you describe your need for $3

million in 2011 and another $3 million in 2012. Please reconcile the disclosure throughout the prospectus.

Description of Business, page 14

3.   We note that you are a start-up company and have not yet begun selling products, other than the prototypes. Please revise the disclosure added to the overview to clearly reflect this fact, as the disclosure appears to reflect the business as operational.

4.   We note your response to comment three of our letter dated September 13, 2010 that you sold all 400 of your prototypes. Your financial statements indicate your revenues were $1,987, so it appears that each item was sold for an average price per piece of $5. In light of the proposed retail prices listed on page 15, please revise your disclose to indicate that the prototypes, if true, were sold at deep discount. Also, please clarify in the discussion of your products whether your pricing structure or strategy will involve deep discounts to customers or distributors.

5.   Please provide the basis for the statement that the women's products are "at second proto for fit and will be at sale sample stage and ready for production by October" given the need for additional financing to commence your business plan.

6.   We note your response to comment four of our letter dated September 13, 2010, and we reissue it. Please revise to provide further details of the nature and costs of your sponsorships. For example, it is unclear whether a "sponsorship" of a MMA fighter involves a formal contract, ongoing payments, nominal or significant payments, exclusivity, or occur on a per event or on an ongoing basis. You should provide similar disclosure for your sponsorship of events. To the extent you have entered into any material contracts for sponsorships of fighters or events, please file as exhibits. In addition, please quantify the number of MMA fighters and events that you have sponsored and plan to sponsor in the 12 months. Lastly, please consider removing the pictures from this section, as this does not provide the information requested in our prior comment regarding the sponsorship arrangements.

7.   We note your response to comment six of our letter dated September 13, 2010, and we reissue it in part. Please revise to provide the basis for your projection that you will go from having 100 to 4,000 "doors" or points of distribution in five years, in light of your lack of operating history. Also, please clarify whether your Phase 1 through 4 on page 19 are the same phases described in your plan of operation on page 48. If so, please consider cross-referencing your plan of operation here or provide similar disclosure of the funding necessary to achieve each phases.

8.   We reissue comment seven of our letter dated September 13, 2010. Please discuss your competitive position in the industry, as required by Item 101(h)(4)(iv) of Regulation S-K. For instance, we note that many of your competitors have longer operating histories and more financial resources available to them.

9.   We partially reissue comment ten of our letter dated September 13, 2010. We note that a number of payments due to your consultant have not yet been paid. Please discuss when you plan to pay such amount outstanding and discuss the risks associated with this amount being delinquent. Lastly, clarify whether this is considered a default pursuant to the contract and whether this would allow the consultant to terminate the agreement.

Notes to June 30, 2010 Financial Statements, page 42

Note 4 Commitments, page 46

10.   We note from your response to comment 13 from our letter dated September 13, 2010 that the amount of $68,286 was due on July 31, 2010. Please tell us why you have not accrued a liability for $68,286, or a portion of such amount, within your June 30, 2010 balance sheet. Your footnote disclosure and correspondence suggest you are applying a cash method of accounting, rather than accruing for a liability which you have incurred at June 30, 2010. Please clarify your accounting treatment, or revise your balance sheet to include such liability at June 30, 2010.

Liquidity and Capital Resources, page 48

11.   We note your response to comment 18 of our letter dated September 13, 2010 and we reissue it in part. Please provide the basis of your projected revenue and the statement that you plan to break even by year three and have $50 million in revenue by year five, in light of your lack of prior operating history. Also, please revise to break out for projected operating expenses to include compensation, your consulting fee to Exit 21, your financial reporting obligations, the costs to develop your product, the cost to develop your website, and the cost to market and distribute your product. Your discussion here should also include how the Company will be about to continue operations and maintain liquidity should you raise insufficient funds, if your anticipated sales do not come to fruition, and/or if you are unable to successfully launch your products. In light of your $1,000 cash balance, please also clarify how you will be able to pay any of your expenses in the near term, including the monthly consulting fee to Exit 21.   Lastly, provide a more detailed discussion of your anticipated time frame for each phase and the specific impact on the timing of the phasing if you are unable to raise sufficient funding.

12.   In light of our previous comment, please clarify whether your obligations to Exit 21 will result in issuing unregistered securities, issuing any notes payable, seeking a deferral of payments, or defaulting on your obligations. Please consider revising your risk factor on page eight titled "We owe money to our key consultant Exit 21" to address these issues.

Part II

Recent Sales of Unregistered Securities, page 56

13. We reissue comment 21 of our letter dated September 13, 2010. For each transaction, please discuss the facts supporting your reliance upon the exemption stated, as required by Item 701 of Regulation S-K. For instance, we note no disclosure where you relied upon Section 4(2). Please discuss the sophistication of the investors in the Section 4(2) transactions.

14. We note your response to comment 22 of our letter dated September 13, 2010, and we reissue it in part. Please revise to clarify what you mean by "management services" and "management advisory services."

You may contact Steve Lo (202) 551-3394 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

Fax: 702-562-9791